Exhibit 99.1

GRUPO FINANCIERO GALICIA S.A.

Cuit 30-70496280-7

NOTICE OF EXTRAORDINARY SHAREHOLDERS’ MEETING

All shareholders of Grupo Financiero Galicia S. A. are invited to the Extraordinary Shareholders’ Meeting to be held on November 21, 2013, at 11:00 a.m., at Tte. Gral. Juan D. Perón 430, Basement-Auditorium, Buenos Aires (not the Company’s registered office), with the following agenda:

1) Appointment of two shareholders to sign the minutes.

2) Consideration of the merger of Lagarcué S.A. and Theseus S.A. into Grupo Financiero Galicia with the simultaneous dissolution of Lagarcué and Theseus without liquidation in accordance with the Art. 82 and following of the Commercial Companies Law and the articles 76 and related of the Income Tax law (20.628). Approval of the Preliminary Merger Agreement executed on September 10, 2013.

3) Examination of the Special Merger Balance Sheet, the Consolidated Merger Balance Sheet as of June 30th, 2013 and the reports issued by the Supervisory Syndics’ Committee and the external auditors, prepared in accordance with the provisions set forth by Art. 83, section 1 of the Commercial Companies Law and the current regulations (N.T. 2013) set forth by the Comisión Nacional de Valores.

4) Consideration of the securities exchange ratio and the related future capital increase in the amount of $ 58,857,580, by issuing the same number of Class “B” shares by the Company, with a face value of $1 each and one vote per share (“New Shares”), entitled to participate in the profits of the fiscal year beginning on January 1st, 2013, which will be fully allocated to the shareholders of Lagarcué S.A. and Theseus S.A. Authorize the Board of Directors and/or its designees to implement and execute all necessary instruments related thereto. Approve the issuance of provisional certificates representing such New Shares for delivery to the shareholders of the incorporated companies.

5) Treatment of the filing requesting the incorporation of the capital increase to the public offering and listing of the securities. Authorize the Board of Directors and/or its designees to execute and implement the necessary procedures for the issuance of the New Shares and the certificates thereof.

6) Authorize the Board of Directors to execute the definitive merger agreement and the necessary instruments related thereto and to carry out the various presentations and registrations related to the merger at the respective offices with the purpose of obtaining the corresponding inscriptions.

GRUPO FINANCIERO GALICIA S.A.

Cuit 30-70496280-7

Notes:

1. Shareholders are hereby notified that in order to attend the Meeting, they must deliver a certificate evidencing their book-entry shares, as issued by Caja de Valores S.A., on or before November 15, 2013 (from 10:00 a.m. to 4:00 p.m.), at Tte. Gral. Juan D. Perón 456, 2nd Floor, Autonomous City of Buenos Aires, so that the shares can be registered in the Meeting’s Attendance Record Book.

2. Shareholders are hereby reminded that the National Securities Commission requires compliance with the procedures set forth in Chapter II of its current regulations (N.T. 2013)

Lic. Pablo Gutierrez

Vice-Chairman acting as President.

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.

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